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Washington, D.C.

December 17, 2004

BY FACSIMILE AND DIRECT ELECTRONIC TRANSMISSION

Abby Adams, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	First Health Group Corp.
Schedule TO-I, Amendment No. 3
Filed December 3, 2004

Dear Ms. Adams:

     On behalf of First Health Group Corp. (the “Company”), and in response to the Staff’s comments provided in a letter dated December 14, 2004, we have submitted for filing, via direct electronic transmission, Amendment No. 4 to the above-referenced Tender Offer Statement on Schedule TO (the “Schedule TO”). We have enclosed for your review a courtesy copy of Amendment No. 4 to the Schedule TO.

     To assist your review, the full text of each of the Staff’s comments in the December 14, 2004 comment letter precedes our response.

Schedule TO-I

1.	Please refer to comment 1. We note your statement that the merger agreement does not refer to a tender offer. We also note the language in Section 2.5.2 of the merger agreement which states that First Health will “use its commercially reasonable efforts” to obtain the consents to cancel employee stock options in exchange for cash. Tell us how First Health would do so other than by conducting a tender offer. In addition, we note that Section 2.5.2 of the merger agreement establishes the timing of and consideration to be paid in the solicitation of employee stock options in exchange for cash. Finally, we note that Section 2.1.1 provides that if, at the time the proxy is to be mailed, it is determined that Coventry would be required to seek shareholder approval of the merger under the New York Stock Exchange Rules, Coventry has the right to alter the exchange ratio in the merger to avoid the

December 17, 2004

shareholder vote. Please revise your analysis in response to comment 1 to address these facts.

Response: We note the facts identified in the Staff’s comment and respectfully submit that these facts do not impact our previously-submitted analysis regarding whether the offer is being conducted on behalf of Coventry Health Care, Inc. (“Coventry”). Each of these facts is discussed in detail below:

•	Solicitation of Consents other than by Conducting Tender Offer. At the time the parties entered into the merger agreement, the Company had not reached a final decision as to how to structure the solicitation of consents from option holders in light of the variety of alternatives the parties had been negotiating to address the Company’s concerns related to the possibility that Coventry shareholder approval would be required. After signing and following extensive consultation with counsel, the Company ultimately determined that it would conduct a tender offer pursuant to Rule 13e-4. The fact that the merger agreement includes an obligation that contemplated the purchase of the options, and thus the likelihood of a tender offer, does not afford Coventry control over, or rights with respect to the conduct of, that offer. Rather, the Company has sole control over the conduct and terms of the offer.

•	Consideration and Timing of the Offer. The merger agreement specifies the consideration to be paid by the Company upon cancellation of the employee stock options, that the cancellation of the options be effective upon completion of the merger and that the Company obtain consents from option holders prior to the mailing date for the proxy statement related to merger.[1] The Company proposed the price to be paid in and timing of the offer based upon its judgment as to what terms were most likely to result in receiving sufficient option holder consents to avoid Coventry shareholder approval. An agreement as to the consideration offered in and timing of a tender offer is not determinative of which party to the agreement controls the terms of the offer. This is best illustrated in the context of a third party tender offer. In such cases, the target company is not considered a co-bidder due to the fact it entered into a merger agreement that provides for the price and timing of the acquirer’s tender offer.

•	Coventry Ability to Alter Exchange Ratio. The merger agreement provides that if, prior to mailing the proxy statement, Coventry reasonably determines that Coventry

1.	An illustration of the descriptive nature of Section 2.5.2 of the merger agreement, which does not vest control of the offer in Coventry, is that the timing of the tender offer differs materially from that contemplated by Section 2.5.2 of the merger agreement. Section 2.5.2 contemplates obtaining the consents prior to the mailing date of the proxy statement. In order to comply with Rule 13e-4 under the Exchange Act, the offer provides withdrawal rights to option holders during the entire offer period, which will be extended beyond the mailing date of the proxy statement. Therefore, the Company will not obtain any consents prior to the mailing date of the proxy statement.

December 17, 2004

shareholder approval will be required to complete the merger under applicable rules of the New York Stock Exchange, Coventry may reduce the share consideration offered in the merger and increase the cash consideration. As noted in footnote 1 above, the Company will not know definitively how many options will ultimately be cancelled in the offer prior to the mailing date for the proxy statement. Coventry has advised that it intends to make a business judgment as to whether to exercise this right primarily based upon the number of options tendered in the offer prior to the mailing date. Coventry does not have the unilateral right to alter the exchange ratio in the merger agreement after the mailing date for the proxy statement. In addition, a decision by Coventry to alter the exchange ratio will not affect the consideration offered in the option tender offer, as the consideration payable to option holders is not subject to adjustment based upon changes in the merger consideration.

Offer to Purchase

Conditions

2	We reissue comment 5. Revise the tender offer to include disclosure of the representations and warranties which are conditions of the merger. Also, confirm, if true, that none of the required governmental approvals related to the merger are conditions to this tender offer, and so you cannot terminate the offer and retain tendered securities pending receipt of any governmental approvals that are required for the merger.

Response: The Company has revised the offer in response to the Staff’s comment to include a summary of the representations and warranties contained in the merger agreement. The offer is conditioned upon satisfaction or waiver of all of the conditions to completion of the merger, including required governmental regulatory approvals related to the merger. These regulatory approvals are conditions to the offer because they are conditions to completion of the merger. The Company does not view these as regulatory approvals required for the tender offer itself. Therefore, the Company confirms that it will not terminate the offer and retain tendered securities pending receipt of regulatory approvals that are required for the merger.

* * * * *

December 17, 2004

     If you have any questions with respect to the foregoing, please contact Bradley Faris at (312) 876-6514 or me at (312) 876-7666.

Sincerely,

/s/ Mark D. Gerstein

Mark D. Gerstein
of LATHAM & WATKINS LLP

Enclosure

cc:	Susan T. Smith, General Counsel
Bradley C. Faris